Exhibit 99.2

Financial Statements of

Acasti pharma inc.

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Acasti Pharma Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Acasti Pharma Inc. (the "Company") as of March 31, 2018, and 2017, the related statements of earnings and comprehensive loss, changes in equity and cash flows for the periods ended March 31, 2018, March 31, 2017 and February 29, 2016, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and 2017, and its financial performance and its cash flows for the periods ended March 31, 2018, March 31, 2017 and February 29, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion on the financial statements, we draw attention to Note 2 (c) to the financial statements, which indicates that the Company has incurred operating losses and negative cash flows from operations since inception, the Company’s current assets are projected to be significantly less than what will be needed, and the Company needs to obtain additional financing. As stated in Note 2 (c) to the financial statements, these events or conditions, along with other matters as set forth in Note 2 (c), indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB, and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter

The financial statements of Acasti Pharma Inc. as at February 28, 2017 and for the twelve-month and one-month periods ended February 28, 2017 and March 31, 2017, respectively, are unaudited. Accordingly, we do not express an opinion on them.

We have served as Company’s auditor since 2009.

June 27, 2018

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A122596

Acasti pharma inc.

Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

Acasti Pharma inc.

Statements of Financial Position

As at March 31, 2018, March 31, 2017 and February 28, 2017

		March 31, 2018	March 31, 2017	February 28, 2017
				(Unaudited)
(thousands of Canadian dollars)	Notes	$	$	$

Assets

Current assets:
Cash and cash equivalents	23	8,223	9,772	10,573
Receivables	4	759	206	166
Other Assets	5	104	—	—
Prepaid expenses		406	303	270
Total current assets		9,492	10,281	11,009

Marketable securities	23	26	—	—
Other Asset	5	555	—	—
Equipment	8	2,821	2,787	2,776
Intangible assets	9	10,065	12,388	12,582
Total assets		22,959	25,456	26,367

Liabilities and Equity

Current liabilities
Trade and other payables	10	6,697	2,138	2,405
Total current liabilities		6,697	2,138	2,405

Derivative warrant liabilities	11, 13(e)	6,426	209	187
Unsecured convertible debentures	12	1,612	1,406	1,389
Total liabilities		14,735	3,753	3,981

Equity:
Share capital	13	73,338	66,576	66,576
Other equity	13	309	309	309
Contributed surplus		6,956	5,693	5,607
Deficit		(72,379)	(50,875)	(50,106)
Total equity		8,224	21,703	22,386

Commitments and contingencies	21
Total liabilities and equity		22,959	25,456	26,367

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Dr. Roderick Carter	/s/Jean-Marie Canan
Roderick Carter	Jean-Marie Canan
Chair of the Board	Director

1

Acasti pharma INC.

Statements of Earnings and Comprehensive Loss

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

			Thirteen- months ended	Month ended	Twelve- months ended
		March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
				(Unaudited)	(Unaudited)
(thousands of Canadian dollars, except per share data)	Notes	$	$	$	$	$

Research and development expenses, net of government assistance	7	(15,669)	(7,653)	(426)	(7,227)	(7,566)
General and administrative expenses		(4,027)	(3,557)	(292)	(3,265)	(2,046)
Loss from operating activities		(19,696)	(11,210)	(718)	(10,492)	(9,612)

Change in fair value of warrant liabilities	11,15	(344)	(53)	(22)	(31)	2,201
Other financial expenses	13 (b),15	(1,464)	(113)	(29)	(84)	1,094
Net financial expenses		(1,808)	(166)	(51)	(115)	3,295
Net loss and comprehensive loss before income tax		(21,504)	(11,376)	(769)	(10,607)	(6,317)
Deferred income tax recovery		—	129	—	129	—
Net loss and total comprehensive loss		(21,504)	(11,247)	(769)	(10,478)	(6,317)

Basic and diluted loss per share	17	(1.23)	(1.01)	(0.05)	(0.97)	(0.59)

Weighted average number of shares outstanding		17,486,515	11,094,512	14,702,556	10,788,075	10,659,936

See accompanying notes to financial statements

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Acasti pharma INC.

Statements of Changes in Equity

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

		Share capital		Other	Contributed
		Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)	Notes		$	$	$	$	$

Balance, March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

Net loss and total comprehensive loss for the period		—	—	—	—	(21,504)	(21,504)
		14,702,556	66,576	309	5,693	(72,379)	199
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	13	10,667,169	6,169	—	406	—	6,575
Warrants exercised		178,721	456	—	(72)	—	384
Share-based payment transactions	16	—	—	—	929	—	929
Issuance of shares for payment of interest on convertible debentures	13(d)	89,769	137	—		—	137
Total contributions by and distributions to equity holders		10,935,659	6,762	—	1,263	—	8,025
Balance at March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

See accompanying notes to financial statements.

3

Acasti pharma INC.

Statements of Changes in Equity, Continued

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

		Share capital		Other	Contributed
		Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)	Notes		$	$	$	$	$

Balance, February 29, 2016		10,712,038	61,973	—	4,875	(39,628)	27,220

Net loss and total comprehensive loss for the twelve-month period (unaudited)		—	—	—	—	(10,478)	(10,478)
Net loss and total comprehensive loss for the one-month period (unaudited)		—	—	—	—	(769)	(769)
Net loss and total comprehensive loss for the thirteen-month period		—	—	—	—	(11,247)	(11,247)
		10,712,038	61,973	—	4,875	(50,875)	15,973
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	13(c)	3,930,518	4,509	—	144	—	4,653
Issue of unsecured convertible debentures, net of deferred income tax expense of $129 income tax expense of $129	13,19	—	—	309	—	—	309
Equity settled non-employee share-based payment		60,000	94	—	—	—	94
Share-based payment transactions for the twelve-month period (unaudited)	16	—	—	—	588	—	588
Share-based payment transactions for the one-month period (unaudited)	16	—	—	—	86	—	86
Share-based payment transactions for the thirteen-month period	16	—	—	—	674	—	674
Total contributions by and distributions to equity holders for the twelve-month period (unaudited)		3,990,518	4,603	309	732	—	5,644
Total contributions by and distributions to equity holders for the one-month period (unaudited)		—	—	—	86	—	86
Total contributions by and distributions to equity holders for the thirteen-month period		3,990,518	4,603	309	818	—	5,730
Balance at February 28, 2017 (unaudited)		14,702,556	66,576	309	5,607	(50,106)	22,386
Balance at March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

See accompanying notes to financial statements.

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Acasti pharma INC.

Statements of Changes in Equity, Continued

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

		Share capital		Other	Contributed
	Notes	Amount	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, February 28, 2015		10,644,440	61,628	—	4,911	(33,311)	33,228

Net loss and total comprehensive loss for the year		—	—	—	—	(6,317)	(6,317)
		10,644,440	61,628	—	4,911	(39,628)	26,911
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Share-based payment transactions	16	—	—	—	309	—	309
Issuance of shares	13(c)	50,000	101	—	(102)	—	(1)
Share options exercised	16	250	1	—	—	—	1
RSUs released		17,348	243	—	(243)	—	—
Total contributions by and distributions to equity holders		67,598	345	—	(36)	—	309

Balance at February 29, 2016		10,712,038	61,973	—	4,875	(39,628)	27,220

5

acasti pharma INC.

Statements of Cash Flows

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 and year ended February 29, 2016

			Thirteen-months ended	Month ended	Twelve-months ended
	Notes	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
(thousands of Canadian dollars)		$	$	$	$	$
Cash flows used in operating activities:
Net loss for the period		(21,504)	(11,247)	(769)	(10,478)	(6,317)
Adjustments:
Amortization of intangible assets	9	2,323	2,517	194	2,323	2,336
Depreciation of equipment	8	349	221	32	189	59
Impairment loss related to intangible assets		—	—	—	—	339
Stock-based compensation	16	929	674	86	588	309
Net financial expenses	15	1,808	166	51	115	(3,295)
Realized foreign exchange gain (loss)		(7)	48	(12)	60	36
Deferred income tax recovery		—	(129)	—	(129)	—
Total adjustments		(16,102)	(7,750)	(418)	(7,332)	(6,533)
Changes in working capital items	18	3,583	792	(328)	1,120	(41)
Net cash used in operating activities		(12,519)	(6,958)	(746)	(6,212)	(6,574)
Cash flows from (used in) investing activities:
Interest received		70	150	4	146	114
Acquisition of intangible assets		—	—	—	—	(92)
Acquisition of equipment	8, 18	(455)	(2,527)	(24)	(2,503)	(276)
Acquisition of short-term investments		—	(12,765)	—	(12,765)	(11,954)
Acquisition of marketable securities		(26)	—	—	—	—
Maturity of short-term investments		—	22,030	—	22,030	20,437
Net cash (used in) investing activities		(411)	6,888	(20)	6,908	8,229
Cash flows from (used in) financing activities:
Net proceeds from public offering	13(b)(c)	11,065	5,010	(34)	5,044	—
Net proceeds from private placement	12, 13(c)	(40)	1,872	(10)	1,882	—
Proceeds from exercise of warrants		384	—	—	—	—
Share issue costs		—	—	—	—	(1)
Interest paid		(3)	(18)	—	(18)	(2)
Net cash from (used in) financing activities		11,406	6,864	(44)	6,908	(3)

Foreign exchange (loss) gain on cash and cash equivalents held in foreign currencies		(25)	(49)	9	(58)	64
Net increase (decrease) in cash and cash equivalents		(1,549)	6,745	(801)	7,546	1,716
Cash and cash equivalents, beginning of period		9,772	3,027	10,573	3,027	1,311
Cash and cash equivalents, end of period		8,223	9,772	9,772	10,573	3,027

Cash and cash equivalents is comprised of:
Cash		1,583	6,778	6,778	7,584	3,027
Cash equivalents		6,640	2,994	2,994	2,989	—

See accompanying notes to financial statements.

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ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

1.	Reporting entity

Acasti Pharma Inc. (Acasti or the Corporation) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. Neptune Technologies (Neptune) owns approximately 19.8% of the issued and outstanding Class A shares (Common Shares) of the Corporation following the US Public financing of December 27, 2017 (see note 6 and 13). Prior to the US public financing, Neptune owned approximately 34.0% of the Common Shares and was previously the parent company of Acasti.

Pursuant to a license agreement entered into with Neptune in August 2008, as amended, Acasti has been granted an exclusive worldwide license to use until its related patents expire, Neptune’s intellectual property to develop, clinically study and market new pharmaceutical and medical food products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the prescription drug, over-the-counter medicine and medical foods markets. In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license which was exercised in fiscal 2014. As a result of the royalty prepayment, Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license. The license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the prescription drugs and the medical food markets. On August 8, 2017, Neptune announced the sale of its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS (Aker). Aker then licensed the intellectual property back to Neptune, leaving the License Agreement between Acasti and Neptune in place and unchanged. The license Agreement allows Acasti the “freedom to operate” for CaPre, which is currently the Corporation’s only prescription drug candidate in development. There are diligence obligations with respect to the Corporation’s use of licensed technology in relation to the development and commercialization of Acasti’s product candidate. Upon the expiry of the last-to-expire licensed Neptune patents in 2022, and the concurrent expiry of Acasti’s License Agreement with Neptune and Aker, the Corporation believes that CaPre will be fully covered under its own issued and pending patents, and after the Neptune patent expiry that Acasti will not require any license from Neptune or any other third party to support the commercialization of CaPre.

The Corporation is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. The Corporation also knows that its current product in development requires approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The ability of the Corporation to complete the needed financing andultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. Fiscal 2017 is a transition year, and includes thirteen months of operations, beginning on March 1, 2016 and ending on March 31, 2017. As a result, for comparative purposes the above financial statements and corresponding notes to financial statements include two unaudited periods: the one-month period ended March 31, 2017 and the twelve-month period ended February 28, 2017. The Canadian Securities regulator permits, in the transition year, the presentation of a thirteen-month period for the financial year ended March 31, 2017.

The financial statements were approved by the Board of Directors on June 27, 2018.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (Note 3(e) (ii)); and,

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ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

•	Derivative warrant liabilities measured at fair value on a recurring basis (Note 11).

2.	Basis of preparation (continued):

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $9.5 million as at March 31, 2018 include cash and cash equivalents totalling $8.2 million, mainly generated by the net proceeds from the Public Offering completed on December 27, 2017. The Corporation’s current liabilities total $6.7 million at March 31, 2018 and are comprised primarily of amounts due to or accrued for creditors. Since the Corporation’s March 31, 2018 year end, the current assets have been increased by approximately $10.0 million from the net proceeds, of a public financing completed in early May 2018 including the exercise of the over allotment option (note 24 – subsequent event). However, in spite of this incremental financing, these current assets are projected to be significantly less than what will be needed to support the current liabilities as at this date when combined with the projected level of expenses for the next twelve months, including the continued advancement of the TRILOGY Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months, including the potential regulatory (NDA) submission. The Corporation also expects to incur increased general and administrative expenses as a result of a planned increase in business development and commercialization planning expenses, and a reduction of its shared services agreement with Neptune, with those added expenses having begun during the year ended March 31, 2018. In addition to the recently raised additional funds, the Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any additional financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds, find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements (Note 2(c)).

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ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(e)	Use of estimates and judgments (continued):

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

•	Measurement of derivative warrant liabilities (note 11) and stock-based compensation (note 16).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(a)	Financial instruments:

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets: cash, cash equivalents, marketable securities and receivables. The Corporation determines the classification of its financial assets at initial recognition. The subsequent measurement of financial assets depends on their classification.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

The classification “loans and receivables” comprises financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash, cash equivalents, marketable securities and receivables with maturities of less than one year are classified as loans and receivables.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity.

(ii)	Non-derivative financial liabilities:

The Corporation has the following non-derivative financial liabilities: trade and other payables, and unsecured convertible debentures. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

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ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(a)	Financial instruments (continued):

(iii)	Compound financial instruments:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued is fixed.

The unsecured convertible debentures are compound instruments and have been separated into liability and equity components. The liability component is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

(iv)	Share capital:

Common Shares

Class A Common Shares are classified as equity. Incremental costs directly attributable to the issue of Common Shares and share options are recognized as a deduction from share capital, net of any tax effects.

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit and loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(b)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

Cost includes expenditures that are directly attributable to the acquisition of the asset, including all costs incurred in bringing the asset to its present location and condition.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ''other income or expenses'' in profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

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ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(b)	Equipment (continued):

(iii)	Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Items of equipment are depreciated from the date that they are available for use or, in respect of assets not yet in service, from the date they are ready for their intended use.

The estimated useful lives and rates for the current and comparative periods are as follows:

Assets	Method	Period/Rate

Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Declining balance	30%
Laboratory equipment	Declining balance	30%
Production equipment	Straight-line	10 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(c)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting periods presented, the Corporation has not capitalized any development expenditure.

(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research and development phase, those costs are expensed as incurred.

Licenses

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

11

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(c)	Intangible assets (continued):

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the intangible asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Assets	Period

Patents	20 years
License	8 to 14 years

(d)	Impairment:

(i)	Financial assets:

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence, such as default or delinquency by a debtor, indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the financial asset. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or “CGU”).

12

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(d)	Impairment (continued):

(ii)	Non-financial assets (continued):

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

13

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(f)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

(g)	Government grants:

Government grants are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(h)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(i)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss.

14

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(j)	Finance income and finance expense:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense, accretion on borrowings, unwinding of the discount on provisions, impairment losses recognized on financial assets and transaction costs for issuance of derivative warrant liabilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(k)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates, enacted or substantively enacted, that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Earnings per share:

The Corporation presents basic and diluted earnings per share (“EPS”) data for its Class A shares (or “Common Shares”). Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares (Common Shares) of the Corporation by the weighted average number of Common Shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares (Common Shares) and the weighted average number of Class A shares (Common Shares) outstanding adjusted for the effects of all dilutive potential Common Shares, which comprise warrants, rights and share options granted to employees.

(m)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses. The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases. The majority of the Corporation’s assets are located in Canada, while one major production unit, with a carrying value of $2,077 (March 31, 2017-$2,394), is located in France.

15

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies (continued):

(n)	Change in accounting policy:

Future accounting change:

The following new standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2018, and have not been applied in preparing these financial statements.

New standards and interpretations not yet adopted:

(i)       Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation intends to adopt IFRS 9 in its financial statements for the annual period beginning on April 1, 2018.

The Company’s preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments and continues to evaluate the impact of the new standard on its financial statements. The Corporation does not apply hedge accounting.

(ii)       Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of the amendments of IFRS 2.

4.	Receivables:

		March 31, 2018	March 31, 2017	February 28, 2017
	Notes	$	$	(Unaudited) $
Sales tax receivables		470	89	83
Government assistance and tax credits receivable	7	282	115	81
Other receivables		7	2	2
Total receivables		759	206	166

5.	Other Assets

During the year, the Corporation purchased a reserve of krill oil amounting to $970 to be used in production. The krill oil is expensed as it is used in the R&D production processes for NKPL66 manufacturing. $259 of krill oil from the reserve was used for the manufacturing of CaPre capsules as at March 31, 2018, as well as a credit of $52 was received for damaged drums, leaving a balance of $659 of which an amount of $104 is estimated to be used in the next twelve-month period.

16

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Related parties:

(a)	Administrative and research and development expenses:

The Corporation intends to continue to rely on the support of Neptune for a portion of its general and administrative needs; however, the continuance of this support is outside of the Corporation’s control. The Corporation was charged by Neptune for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
			(Unaudited)	(Unaudited)
	$	$	$	$	$

Research and development expenses
Supplies and incremental costs	7	-	-	-	5
Shared service agreement	20	60	1	59	366
Total	27	60	1	59	371

General and administrative expenses
Supplies and incremental costs	239	293	16	277	299
Shared service agreement	121	325	25	300	491
Total	360	618	41	577	790
Total related parties expenses	387	678	42	636	1,161

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Neptune provides Acasti with the services of personnel for certain administrative work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon within the shared service agreement. For the year ended March 31, 2018 laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring incremental costs and expects to do so in the future, partially offset by reduced shared service fees. The account payable to Neptune amounted to $44 at March 31, 2018, $12 at March 31, 2017, and $15 at February 29, 2016, is non-interest bearing and has no specified maturity date. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. During the period, Acasti purchased a reserve of krill oil from Aker that will be used in the production of CaPre capsules for its Phase 3 clinical trials (see also note 5). The Corporation is currently evaluating alternative suppliers of krill oil. At March 31, 2018, a reserve of krill oil was still stored at Neptune’s facility.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million (“Committed Funds”) to partly guarantee the financing for the said transaction (“Pledge Agreement”). Neptune had agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the Pledge Agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue of nil for the year ended March 31, 2018 and, $89 for the thirteen-month period ended March 31, 2017, nil (unaudited) for the month ended March 31, 2017, and $89 (unaudited) for the twelve-month period ended February 28, 2017 and $27 for the year ended February 29, 2016.

17

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Related parties (continued):

(c)	Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (2% in 2017 and 1% in 2016).

Key management personnel compensation includes the following for the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, twelve-month period ended February 28, 2017, and year ended February 29, 2016.

		Thirteen- months ended	Month ended	Twelve- months ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
			(Unaudited)	(Unaudited)
	$	$	$	$	$
Compensation	1,754	1,510	146	1,364	688
Severance	-	-	-	-	103
Share-based compensation costs	826	619	78	541	120
Total key management personnel compensation	2,580	2,129	224	1,905	911

7.	Government assistance:

		Thirteen- months ended	Month ended	Twelve- months ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
			(Unaudited)	(Unaudited)
	$	$	$	$	$
Investment tax credit	409	103	8	95	169
Government grant	-	227	37	190	180
Total government assistance	409	330	45	285	349

Government assistance is comprised of a government grant from the federal government and research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

18

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Government assistance (continued):

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

$
2029	11
2030	30
2031	45
2032	431
2033	441
2034	436
2035	519
2036	286
2037	315
2038	345
2,859

19

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Equipment:

	Furniture and office equipment	Computer equipment	Laboratory equipment	Production equipment	Total
	$	$	$	$	$

Cost:
Balance at February 28, 2015	59	3	60	—	122
Additions	—	—	276	—	276
Balance at February 29, 2016	59	3	336	—	398
Additions for the twelve-month period (Unaudited)	—	8	186	2,484	2,678
Balance at February 28, 2017 (Unaudited)	59	11	522	2,484	3,076
Additions for the one-month period (Unaudited)	—	—	—	43	43
Additions for the thirteen-month period	—	8	186	2,527	2,721
Balance at March 31, 2017	59	11	522	2,527	3,119
Additions	4	6	192	181	383
Balance at March 31, 2018	63	17	714	2,708	3,502

Accumulated depreciation:
Balance at February 28, 2015	49	3	—	—	52
Depreciation for the year	3	—	56	—	59
Balance at February 29, 2016	52	3	56	—	111
Depreciation for the twelve-month period (Unaudited)	7	1	129	52	189
Balance at February 28, 2017 (Unaudited)	59	4	185	52	300
Depreciation for the one-month period (Unaudited)	—	—	11	21	32
Depreciation for thirteen-month period	7	1	140	73	221
Balance at March 31, 2017	59	4	196	73	332
Depreciation	—	3	107	239	349
Balance at March 31, 2018	59	7	303	312	681

Net carrying amounts:
February 28, 2017 (Unaudited)	—	7	337	2,432	2,776
March 31, 2017	—	7	326	2,454	2,787
March 31, 2018	4	10	411	2,396	2,821

Depreciation expense for the period end March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017 and twelve-month period ended February 28, 2017 has been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

During the year a reclassification of $94 cost related to tooling for the thirteen-month period ended March 31, 2017 was made between production equipment and prepaid assets. No depreciation was taken in relation to these amounts.

20

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

9.	Intangible assets :

	Patents	License	Total
	$	$	$

Cost:
Balance at February 28, 2015	278	24,330	24,608
Additions	84	—	84
Balance at February 29, 2016, February 28, 2017 (Unaudited) and March 31, 2017	362	24,330	24,692
Additions	—	—	—
Balance at March 31, 2018	362	24,330	24,692

Accumulated amortization:
Balance at February 28, 2015	10	7,102	7,112
Amortization for the year	13	2,323	2,336
Impairment loss	339	—	339
Balance at February 29, 2016	362	9,425	9,787
Amortization for the twelve-month period (Unaudited)	—	2,323	2,323
Balance at February 28, 2017 (Unaudited)	362	11,748	12,110
Amortization for the one-month period (Unaudited)	—	194	194
Amortization for the thirteen-month period	—	2,517	2,517
Balance at March 31, 2017	362	11,942	12,304
Amortization for the year	—	2,323	2,323
Balance at March 31, 2018	362	14,265	14,627

Net carrying amounts:
February 28, 2017 (Unaudited)	—	12,582	12,582
March 31, 2017	—	12,388	12,388
March 31, 2018	—	10,065	10,065

Amortization expense and impairment loss for the period ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 have been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

21

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

10.	Trade and other payables:

	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)
	$	$	$

Trade payables	3,420	259	534
Accrued liabilities and other payables	2,479	1,354	1,372
Employee salaries and benefits payable	754	513	484
Payable to Neptune	44	12	15
Total trade and other payables	6,697	2,138	2,405

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 20.

11.	Derivative warrant liabilities:

Warrants issued as part of a public offering of units composed of class A share (Common Share) and Common Share purchase warrants on both December 27, 2017 and December 3, 2013 are derivative liabilities (“Derivative warrant liabilities”) given the currency of the exercise price is different from the Corporation’s functional currency.

The derivative warrant liabilities are measured at fair value at each reporting period and the reconciliation of changes in fair value is presented in the following tables:

Warrant liabilities issued December 27, 2017
		Thirteen-month period	Month ended	Twelve-month period
	March 31, 2018	Ended, March 31, 2017	March 31, 2017 (Unaudited)	ended February 28, 2017 (Unaudited)
	$	$	$	$

Balance – beginning of period	-	-	-	-
Issued during period (note 13b)	5,873	-	-	-
Change in fair value of derivative warrant liabilities	532	-	-	-
Balance – end of period	6,405	-	-	-

Warrant liabilities issued December 3, 2013[1]
		Thirteen-month period	Month ended	Twelve-month period
	March 31, 2018	ended, March 31, 2017	March 31, 2017 (Unaudited)	ended February 28, 2017 (Unaudited)
	$	$	$	$

Balance – beginning of period	209	156	187	156
Change in fair value of derivative warrant liabilities	(188)	53	22	31
Balance – end of period	21	209	209	187

(1) In order to obtain one Common Share, 10 warrants must be exercised.

22

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Derivative warrant liabilities (continued):

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

Warrant liabilities issued December 27, 2017
	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)

Exercise price	US $1.26	—	—
Share price	US $1.02	—	—
Dividend	—	—	—
Risk-free interest	2.56%	—	—
Estimated life	4.75 years	—	—
Expected volatility	95.16%	—	—

The fair value of the warrants issued was determined to be $0.65 per share issuable (nil as at March 31, 2017 and February 28, 2017).

Warrant liabilities issued December 3, 2013[1]
	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)

Exercise price	US $1.50	US $1.50	US $1.50
Share price(1)	US $1.02	US $1.36	US $1.25
Dividend	—	—	—
Risk-free interest	2.19%	1.22%	1.24%
Estimated life	0.68 years	1.68 years	1.76 years
Expected volatility	133.86%	108.35%	107.36%

(1) In order to obtain one Common Share, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.01 ($0.11 per share issuable as at March 31, 2017 and $0.10 (unaudited) per share issuable as at February 28, 2017).

23

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

12.	Unsecured convertible debentures

Concurrent with the Public Offering described in note 11, on February 21, 2017, the Company issued $2,000 aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Common Shares (the “Private Placement”). The principal may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at any time by the holder at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid. The contingent warrants will be exercisable for the remaining term of the convertible debt for the same price as the conversion options. The unsecured convertible debentures were issued at a discount of 3.5% to the principal amount, for aggregate gross proceeds of $1,930.

The convertible debentures provide the Corporation an accelerated conversion right whereby the Corporation may, at any time at least four months after the date of issuance of the convertible debentures, accelerate the conversion of the debentures to Common Shares in the event that the volume weighted average price of the Corporation’s Common Shares on the TSX Venture Exchange is equal to or exceeds $2.65, subject to customary adjustment provisions, during 20 consecutive trading days.

The interest to be paid on the convertible debentures under the terms of the agreement is 8% per annum, payable on a quarterly basis in cash or Common Shares of the Corporation or a combination thereof, commencing on March 31, 2017. The decision to pay the interest due in cash or shares is at the discretion of the Corporation and the number of Common Shares to be issued will be calculated at the current market price as at the close of business on the day before the interest payment is to be made. Payment in shares shall be at a floor price of $0.10 per share, with the difference between the amount payable and the amount computed at floor price payable in cash.

The proceeds of the Private Placement were split between the liability and the equity at the time of issuance of the Private Placement. Both the conversion option and contingent warrants are considered the equity component of the Private Placement. The fair value of the liability component was determined through a discounted cash flow analysis using a discount rate of 20% that was set based on a similar debt and maturity considering the Corporation’s credit risk excluding the conversion option and contingent warrants. The amount allocated to the equity component is the residual amount after deducting the fair value of the financial liability component from the fair value of the entire compound instrument. Subsequent to initial recognition, the liability is measured at amortized cost calculated using the effective interest rate method and will accrete up to the principal balance at maturity. The interest accretion is presented as a financial expense. The equity component is not re-measured. Transaction costs were allocated to the components in proportion to their initial carrying amounts. The portion allocated to the liability was recognized as a reduction of the debt whereas the portion allocated to other equity was recognized as a reduction to other equity.

24

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

12.	Unsecured convertible debentures (continued):

The split between the liability and equity component portions of the Private Placement are summarized below:

	Liability component	Equity component	Total Private Placement
	$	$	$

Components at date of issue	1,519	481	2,000
Transaction costs and debt discount	(134)	(43)	(177)
Deferred income tax expense (note 18)	—	(129)	(129)
Effective interest for the twelve-month period (Unaudited)	8	—	8
Interest payable (Unaudited)	(4)	—	(4)
February 28, 2017 (Unaudited)	1,389	309	1,698
Effective interest for the one-month period (Unaudited)	31	—	31
Interest payable (Unaudited)	(14)	—	(14)
Effective interest for the thirteen-month period	39	—	39
Interest payable during the period	(18)	—	(18)
March 31, 2017	1,406	309	1,715
Effective interest for the twelve-month period	366	—	366
Interest payable during the period	(160)	—	(160)
March 31, 2018	1,612	309	1,921

13.	Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares (Common Shares), voting (one vote per share), participating and without par value

➢	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. (1)

➢	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. (1)

➢	Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares (Common Shares), on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. (1)

(1) None issued and outstanding

25

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Capital and other components of equity (continued):

(b)	Public offering – December 27, 2017:

On December 27, 2017, the Corporation closed a public offering issuing 9,900,990 units of Acasti (“Units”) at a price of US$1.01 per Unit for gross proceeds of $12.6 million (US$10 million). The units issued consist of 9,900,990 Class A shares (Common Shares) and 8,910,891 warrants with the right to purchase one Common Share (“Warrant”) of Acasti. As part of this closing, the underwriters’ also partially exercised for nil consideration the over-allotment option for warrants, which were issued for a right to purchase 892,044 Class A Common Shares at an exercise price of US$1.26.

On January 22, 2018, the underwritters exercised a portion of their over-allotment option by purchasing an additional 766,179 common shares at a price of US$1.01 per share, for additional gross proceeds of $963 (US$773).

The Warrants forming part of the Units are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $5.9 million and the residual of the proceeds were allocated to the Class A shares. Total issue costs related to this transaction totaled approximately $2.7 million. The issue costs have been allocated between the Warrants and Class A shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Class A shares was recognized as a reduction to share capital, in the Statements of Financial Position.

 The fair value of the public offering warrants in 2017 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

December 27, 2017
Exercise price	US $1.26
Share price	US $0.97
Risk-free interest	2.22%
Estimated life	5 years
Expected volatility	93.52%

The fair value of the public offering warrants issued was determined to be $0.60 per warrant as at December 27, 2017. Changes in the fair value of the Warrants are recognized in finance expenses.

As part of the transaction, the Company also issued broker warrants to purchase up to 495,050 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625, at any time until December 27, 2022. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value at issuance date and not subsequently revalued. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used based on the following assumptions:

December 27, 2017
Exercise price	US $1.2625
Share price	US $0.97
Risk-free interest	2.22%
Estimated life	5 years
Expected volatility	93.52%

The total cost associated with the Broker Warrants amounted to $406 and was allocated to contributed surplus.

26

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Capital and other components of equity (continued):

(c)	Public offering - February 21, 2017:

Concurrent with the private placement described in Note 12, on February 21, 2017, the Corporation closed a public offering (“Public Offering”) issuing 3,930,518 units of Acasti (“Units”) at a price of $1.45 per Unit for gross proceeds of $5,699. Each Unit consists of one class A share (Common Share) and one half of one class A or common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share at an exercise price of $2.15 per common share, at any time until February 21, 2022. The Units issued as part of the public offering are considered equity instruments. The transaction costs associated with the Public Offering amounted to $1,190. The proceeds and transaction costs were allocated to share capital.

As part of the transaction, the Company also issued broker warrants (the “Broker Warrants”) to purchase up to 234,992 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $2.15 per common share, at any time until February 21, 2018. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value through contributed surplus. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used. The total costs associated with the Broker Warrants amounted to $144 and were allocated to share capital.

The warrants issued as part of the Units of the Public Offering and the broker warrants include an “Acceleration Right”, related to the Corporation’s right to accelerate the expiry date of the warrants. The Acceleration Right clause means the right of the Corporation to accelerate the expiry date to a date that is not less than 30 days following delivery of the acceleration notice if, at any time at least four months after the effective date, the volume weighted average trading price of the common shares equals or exceeds $2.65 for a period of 20 consecutive trading days on the TSXV.

Furthermore, as part of the February 2017 Public Offering and convertible debt transactions, a total of 60,000 Common Shares were issued as equity settled share-based payments for services received from an employee of the previous parent at a price of $1.57 per share for a total cost of $94. The equity settled share-based payment costs have been allocated to share capital for a cost that amounted to $85 and to debt for a cost that amounted to $9 based on relative value.

The value of the broker warrants was estimated using the Black-Scholes option pricing model and based on the following assumptions:

February 21, 2017

Exercise price	$2.15
Share price	$1.70
Dividend	—
Risk-free interest	0.79%
Estimated life	1.00 year
Expected volatility	112.09%

The total cost associated with the Broker Warrants amounted to $144 and was allocated to contributed surplus.

(d)	Issuance of shares:

The following table summarizes the shares issued to settle the payment of accrued interest on the unsecured convertible debentures with the corresponding amount recorded to share capital.

Accrued interest as at	Share issuance date	Number of shares	Amount $

March 31, 2017	April 7, 2017	9,496	17
June 30, 2017	August 15, 2017	23,885	40
September 30, 2017	December 27, 2017	22,783	40
December 31, 2017	March 27, 2018	33,605	40
		89,769	137

27

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Capital and other components of equity (continued):

(e)	Warrants:

The warrants of the Corporation are composed of the following as at March 31, 2018, March 31, 2017 and February 28, 2017:

	March 31, 2018		March 31, 2017		February 28, 2017 (Unaudited)		February 29, 2016
	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount
		$		$		$		$
Liability
Series December 2017
US public offering Warrants 2017 (i)	9,802,935	6,405	—	—	—	—	—	—
Series 8 Public offering
Warrants December 2013 (note 11) (ii)	18,400,000	21	18,400,000	209	18,400,000	187	18,400,000	156
	28,202,935	6,426	18,400,000	209	18,400,000	187	18,400,000	156
Equity
Public offering warrants
Series December 2017 US Broker warrants (v)	495,050	406	—	—	—	—	—	—
Series 2017 BW Broker warrants (iii)	—	—	234,992	144	234,992	144	—	—
Public offering warrants February 2017 (iv)	1,904,034	—	1,965,259	—	1,965,259	—	—	—
Private Placement – contingent warrants
2017 Unsecured convertible debenture conversion option and contingent warrants (vi)	1,052,630	309	1,052,630	309	1,052,630	309	—	—
Series 9 Private Placement warrants 2013 (vii)	161,654	—	161,654	—	161,654	—	161,654	—
	3,613,368	715	3,414,535	453	3,414,535	453	161,654	—
(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(ii)	In order to obtain one Common Share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(iii)	Warrant to acquire one Common Share of the Corporation at an excersise price of 2.15 expiring on February 21, 2018. 117,496 warrants amounted to $71 were exercised in November 2017 and 117,496 warrants expired on February 21, 2018.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022. 61,225 warrants amounted to $132 were exercised in November 2017.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129.
(vii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $13.30, expiring on December 3, 2018.

28

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

14.	Personnel expenses:

		Thirteen- months ended	Month ended	Twelve-month period ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Salaries and other short-term employee benefits	3,281	2,491	214	2,277	1,902
Share-based compensation costs	929	674	86	588	309
Severance	—	—	—	—	210
Total personnel expenses	4,210	3,165	300	2,865	2,421

15.	Financial expenses:

		Thirteen- months ended	Month ended	Twelve-month period ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Interest income	72	125	6	119	73
Foreign exchange gain	-	-	-	-	1,023
Financial income	72	125	6	119	1,096

Foreign exchange loss	(32)	(180)	(3)	(177)	-
Interest payable on convertible debenture during the period	(160)	(17)	(14)	(3)	-
Accretion of interest on convertible debenture	(206)	(22)	(17)	(5)	-
Transaction costs related to derivative warrant liabilities	(1,134)	-	-	-	-
Other charges	(4)	(19)	(1)	(18)	(2)
Financial expenses	(1,536)	(238)	(35)	(203)	(2)

Other net financial expenses	(1,464)	(113)	(29)	(84)	1,094

Change in fair value of warrant liabilities	(344)	(53)	(22)	(31)	2,201

Net Financial expenses	(1,808)	(166)	(51)	(115)	3,295

29

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

16.	Share-based payments:

At March 31, 2018, the Corporation has the following share-based payment arrangement:

(a)	Corporation stock option plan:

The Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation. The plan provides for the granting of options to purchase Class A shares (Common Shares). The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. Under this plan, the maximum number of Class A shares (Common Shares) that may be issued upon exercise of options granted under the plan is 2,940,511, representing 20% of the number of Class A shares (Common Shares) issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights not shorter than on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of the Corporation’s total issued and outstanding shares. The Corporation is not authorized to grant such number of options under the stock option plan that could result in a number of Class A shares (Common Shares) issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve month period exceeding 5% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted.

The following tables summarize information about activities within the stock option plan:

	March 31, 2018		Thirteen-month period ended March 31, 2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	2.58	1,424,788	13.52	454,151
Granted	1.75	1,121,500	1.69	1,300,400
Forfeited	1.89	(199,800)	13.27	(190,138)
Expired	18.06	(62,100)	15.38	(139,625)
Outstanding at end of period	1.81	2,284,388	2.58	1,424,788

Exercisable at end of period	1.92	591,113	6.44	238,482

	Month ended March 31, 2017		Twelve-month period ended February 28, 2017
	(Unaudited)		(Unaudited)
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	2.59	1,427,288	13.52	454,151
Granted	—	—	1.69	1,300,400
Forfeited	11.50	(2,500)	13.29	(187,638)
Expired	—	—	15.38	(139,625)
Outstanding at end of period	2.58	1,424,788	2.59	1,427,288

Exercisable at end of period	6.44	238,482	6.49	240,982

30

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

16.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

	February 29, 2016
	Weighted average exercise price	Number of options
	$
Outstanding at beginning of period	15.33	429,625
Granted	4.65	109,188
Exercised	2.50	(250)
Forfeited	9.40	(66,912)
Expired	18.57	(17,500)
Outstanding at end of period	13.52	454,151

Exercisable at end of period	15.28	375,563

The weighted average of the fair value of the options granted to employees and directors of the Company during the period ended March 31, 2018 is $1.22 (thirteen-month period ended March 31, 2017 is $1.40 and during the twelve-month period ended February 28, 2017 is $1.40 (unaudited) (2016 - $2.14)). There were no options granted during the month ended March 31, 2017 and no options granted to consultants during the thirteen-month period ended March 31, 2017 and years ended February 29, 2016.

No options were exercised during the period ended March 31, 2018 (nil for the thirteen-month period ended March 31, 2017). The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2016 was $4.20. Stock-based compensation recognized under this plan for the period ended March 31, 2018 was $929 (thirteen-month and one-month periods ended March 31, 2017 amounted to $674 and $86 (unaudited), respectively and amounted to $588 (unaudited) for the twelve-month period ended February 28, 2017 and $234 for 2016).

The fair value of options granted was estimated using the Black-Scholes option pricing model, resulting in the following weighted average assumptions for options granted during the periods ended:

		Thirteen-month period ended	Twelve-month Period ended
	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)	February 29, 2016

Exercise price	$1.75	$1.69	$1.69	$4.65
Share price	$1.75	$1.69	$1.69	$4.65
Dividend	—	—	—	—
Risk-free interest	1.21%	0.87%	0.87%	0.66%
Estimated life	5.89 years	4.94 years	4.94 years	4.20 years
Expected volatility	82.4%	123.5%	123.5%	65.63%

The expected life of the stock options is based on historical data and current expectation and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

31

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

16.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The following tables summarize the status of the outstanding and exercisable options of the Corporation:

	March 31, 2018
	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted average exercise price $	Number of options exercisable

$1.56 - $1.58	5.11	525,000	1.56	306,250
$1.59 - $1.71	8.90	415,000	1.65	141,667
$1.72- $1.88	9.20	992,500	-	-
$1.89 - $2.25	5.16	286,700	1.99	95,568
$2.26 - $6.50	3.67	65,188	4.87	47,628
	7.54	2,284,388	1.92	591,113

Share-based payment transactions and broker warrants:

The fair value of share-based payment transaction is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

b)	Corporation equity incentive plan:

The Corporation established an equity incentive plan for employees, directors and consultants. The plan provides for the issuance of restricted share units (“RSU”), performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. There are no such awards outstanding as of March 31, 2018, March 31, 2017, and February 28, 2017 and no stock-based compensation was recognized for the period ended March 31, 2018 (nil for the one-month and thirteen-month periods ended March 31, 2017 and $64 for the twelve-month period ended February 29, 2016).

17.	Loss per share:

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

32

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

18.	Supplemental cash flow disclosure:

(a)	Changes in working capital items:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Receivables	(553)	193	(40)	233	406
Receivable from corporation under common control	-	-	-	-	50
Inventories	-	-	-	-	88
Prepaid expenses	(103)	247	(33)	280	(138)
Other Assets	(659)	-	-	-	-
Trade and other payables	4,898	352	(255)	607	(447)
Total changes in working capital items	3,583	792	(328)	1,120	(41)

33

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

18.	Supplemental cash flow disclosure (continued):

(b)	Non-cash transactions:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$
Equity settled share-based payment included in equity	137	94	—	94	—
Issuance of broker warrants included in net proceeds from public offering	406	144	—	144	—
Public offering transaction costs included in trade and other payables	132	381	381	416	—
Reduction in share issue costs from reduction in trade and other payables	—	109	—	109	—
Private Placement transaction costs included in trade and other payables	—	40	40	50	—
Equipment included in trade and other payables	216	288	288	269	—
Interest payable included in trade and other payables	40	18	18	4	—
Issuance of shares on settlement of a liability	—	—	—	—	103
Interest receivable included in payable to Neptune corporation	—	—	—	—	27

34

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

19.	Income taxes:

Deferred tax (recovery) expense:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$

Origination and reversal of temporary differences	5,241	2,240	163	2,077	2,065
Change in unrecognized deductible temporary differences	(5,241)	(2,369)	(163)	(2,206)	(2,065)
Deferred tax (recovery) expense	—	(129)	—	(129)	—

Reconciliation of effective tax rate:

		Thirteen-months ended	Month ended	Twelve-months ended
	March 31, 2018	March 31, 2017	March 31, 2017 (Unaudited)	February 28, 2017 (Unaudited)	February 29, 2016
	$	$	$	$	$
Loss before income taxes	(21,504)	(11,376)	(769)	(10,607)	(6,317)
Basic combined Canadian statutory income tax rate [1]	26.78%	26.87%	26.80%	26.88%	26.90%
Computed income tax recovery	(5,759)	(3,057)	(206)	(2,851)	(1,699)
Increase resulting from:
Change in unrecognized deductible temporary differences	5,241	2,369	162	2,207	2,065
Non-deductible stock-based compensation	248	178	23	155	83
Non-deductible change in fair value	92	14	6	8	(592)
Permanent differences and other	118	166	12	154	143
Change in statutory income tax rate	60	201	3	198	—
Total tax (recovery) expense	—	(129)	—	(129)	—

1 The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

35

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

19.	Income taxes (continued):

Unrecognized deferred tax assets:

At March 31, 2018, March 31, 2017 and February 28, 2017, the net deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)
	$	$	$
Deferred tax assets
Tax losses carried forward	12,670	8,293	8,153
Research and development expenses	4,927	4,220	4,196
Property, plan and equipment and intangible assets	567	435	423
Other deductible temporary differences	884	522	539
Deferred tax assets	19,048	13,470	13,311

Deferred tax liabilities
Tax basis of unsecured convertible debentures in excess of carrying value	67	122	126
Deferred tax liabilities	67	122	126
Net deferred tax assets	18,981	13,348	13,185

On initial recognition of the unsecured convertible debenture equity component on February 21, 2017, a deferred tax liability of $129 was recognized with the corresponding entry recognized directly in Other equity. Consequently, an equal amount of deferred tax asset related to unrecognized tax losses was recognized with the offsetting entry in the Corporation statement of earnings and comprehensive loss.

As at March 31, 2018, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	March 31, 2018
	Federal	Provincial
	$	$
Tax losses carried forward
2029	714	714
2030	1,627	1,620
2031	2,071	2,063
2032	2,262	2,241
2033	1,854	1,825
2034	3,598	3,598
2035	4,595	4,459
2036	5,494	5,494
2037	8,584	8,456
2038	17,155	17,155
	47,954	47,625

Research and development expenses, without time limitation	18,002	19,362

Other deductible temporary differences, without time limitation	5,224	5,224

36

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

20.	Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations. The Corporation has credit risk relating to cash and cash equivalents and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.

(b)	Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

A portion of the expenses, mainly related to research contracts and purchase of production equipment, is incurred in US dollars and in Euros, for which no financial hedging is required. There is a financial risk related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar. In order to minimize the financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar, funds continue to be invested as short-term investments in the US dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	March 31, 2018		March 31, 2017		February 28, 2017 (Unaudited)
	US $	Euro	US $	Euro	US $	Euro

Cash and cash equivalents	7,024	—	3,524	—	3,691	—
Marketable securities	26	—	—	—	—	—
Receivables	6	—	2	—	3	—
Trade and other payables	(3,924)	(627)	(503)	(317)	(376)	(603)
	3,132	(627)	3,023	(317)	3,318	(603)

The following exchange rates are those applicable to the following periods and dates:

	March 31, 2018		March 31, 2017		February 28, 2017 (Unaudited)
	Average	Reporting	Average	Reporting	Average	Reporting

CA$ per US$	1.2834	1.2900	1.3134	1.3299	1.3113	1.3281
CA$ per Euro	1.5008	1.5898	1.4424	1.4251	1.4434	1.4066

37

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

20.	Financial instruments (continued):

(b)	Currency risk (continued):

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have decrease in net loss as follows, assuming that all other variables remain constant:

	March 31, 2018	March 31, 2017	February 29, 2017 (Unaudited)
	$	$	$

Decrease in net loss	88	139	151

An assumed 5% weakening of the foreign currencies would have an equal but opposite effect on the basis that all other variables remained constant.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2018, March 31, 2017and February 28, 2017 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Unsecured convertible debentures	Long-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market. Management believes that the risk the Corporation will realize a loss as a result of the decline in the fair value of its cash equivalents is limited because these investments have short-term maturities and are generally held to maturity.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 22. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business. Refer to Note 2(c).

38

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

20.	Financial instruments (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at March 31, 2018, March 31, 2017and February 28, 2017:

					March 31, 2018
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	10	6,697	6,697	6,697	—
Unsecured convertible debentures	12	2,303	1,612	160	2,143
		9,000	8,309	6,857	2,143

					March 31, 2017
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	10	2,138	2,138	2,138	—
Unsecured convertible debentures	12	2,463	1,406	160	2,303
		4,601	3,544	2,298	2,303

					February 28, 2017 (Unaudited)
Required payments per year		Total	Carrying amount	Less than 1 year	1 to 3 years
	Notes	$	$	$	$

Trade and other payables	10	2,405	2,405	2,405	—
Unsecured convertible debentures	12	2,476	1,389	160	2,316
		4,881	3,794	2,565	2,316

The Derivative warrant liabilities are excluded from the above tables as they will be settled in shares and not by the use of liquidities.

21.	Commitments and contingencies:

Research and development contracts and contract research organizations agreements:

The Company utilizes contract manufacturing organizations related to the development of clinical material and clinical research organizations to perform services related to the Company’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Company has the right to terminate the agreements either without penalties or under certain penalty conditions. For agreements which contain penalty conditions, the Company would be required to pay penalties of approximately $172.

During the year, the Company entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a total commitment of $151 over the two-year lease term. An amount of $72 is committed in the next year, with a remaining committed amount of $79 over the second year of the lease.

Contingencies:

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

39

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

21.	Commitments and contingencies (continued):

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes that all related claims are not valid and it is presently not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made, however, in management’s opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

22.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at March 31, 2018 approximates the carrying amount and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 inputs (Note 11).

As at March 31, 2018, the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $241 or a gain of $254, respectively.

As at March 31, 2018, the effect of a 5% strengthening of the US dollar, would result in a loss of $320. An assumed 5% weakening of the foreign currency would have an equal but opposite effect on the basis that all other variables remained constant.

23.	Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. The Corporation is not exposed to external requirements by regulatory agencies or third parties regarding its capital, except for certain covenants included within the convertible debentures (Note 12).

Since the beginning of its operations, the Corporation has primarily financed its liquidity needs from funding provided through public offerings, private placements, from the exercise of warrants that were distributed to its related party’s shareholders, from a rights offering and from the issuance of options to employees.

The Corporation defines capital to include total shareholders’ equity, derivative warrant liabilities and unsecured convertible debentures.

The Corporation’s policy is to maintain a minimal level of debt.

40

ACASTI PHARMA INC.
Notes to Financial Statements

For the year ended March 31, 2018 and the thirteen-month and one-month periods ended March 31, 2017, and the twelve-month period ended February 28, 2017 year ended February 29, 2016
(thousands of Canadian dollars, except where noted and for share and per share amounts)

23.	Capital management (continued):

The following table summarizes the cash and cash equivalents of the Corporation:

	March 31, 2018	March 31, 2017	February 28, 2017 (Unaudited)

Cash	1,583	6,778	7,584
Cash equivalents	6,640	2,994	2,989
Total Cash and cash equivalents	8,223	9,772	10,573

As at March 31, 2018, cash equivalents consist of four term deposits totaling $4,193 (US - $3,250), two commercial paper totaling $1,418 (US - $1,099) and one promissory note totaling $ 1,029 (US- $798), each being held with a Canadian financial institution having a high credit rating. The term deposits, commercial paper and promissory note have maturity dates of ranging between April 2, 2018 and May 11, 2018, bearing interest rates ranging from 1.26% and 1.72% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at March 31, 2018, the Corporation held a marketable security of a term deposit totaling $26 (US - $20) held as restricted with maturity of March 13, 2019 and bearing interest at 2.23%.

As at March 31, 2017 and February 28, 2017, cash equivalents consisting of two term deposits totaling $2,994 (US - $2,251) and $2,990 (US$2,251) (unaudited), respectively, are being held with a Canadian financial institution having a high credit rating. The term deposits as at March 31, 2017 have maturity dates of April 11, 2017 and April 25, 2017, bearing an interest rate of 0.52% and 0.53% per annum, respectively, cashable at any time at the discretion of the Corporation, under certain conditions. The term deposits as at February 28, 2017 have maturity dates of March 12, 2017 and March 28, 2017, bearing an interest rate of 0.46% and 0.45% per annum, respectively, cashable at any time at the discretion of the Corporation, under certain conditions.

24.	Subsequent event

On May 9, 2018, the Company announced the closing of a Canadian public offering of Units of the Company at a price of CA$1.05 per Unit for aggregate gross proceeds of approximately CA$10 million generating net proceeds of approximately CA$8.7 million. The Company issued 9,530,000 Units. Each Unit is comprised of one common share and one common share purchase warrant of the Company, exercisable at any time prior to May 9, 2023 at an exercise price of CA$1.31 per common share.

On May 14, 2018, the Company announced the full exercise of the over-allotment option for additional gross proceeds of approximately $1.5 million generating net proceeds to the Company of approximately CA$1.3 million. Pursuant to the over-allotment option, the Company issued an additional aggregate of 1,429,500 Units at the CA$1.05 offering price. Each Unit is also comprised of one common share and one common share purchase warrant of the Company exercisable at any time prior to May 9, 2023 at an exercise price of CA$1.31 per Common Share.

As consideration of services rendered by the Underwriter in connection with this offering and its over-allotment exercise, the Company paid the Underwriter a cash commission equal to 7% of the gross proceeds raised under the offering and granted the Underwriter non-transferable broker warrants equal to 5% at an exercise price equal to the CA$1.05 offering price. A Total of 547,975 broker warrants were issued to the Underwriters to purchase up to 547,975 common share of the Corporation at an exercise price of CA$1.05. 476,500 broker warrants will expire on May 9, 2023 and 71,475 will expire on May 14, 2023.

41